Logistic Properties of the Americas Launches US$85 Million Development in Peru with Leading Local Institutional Investors

LPA resumes reinvestment under its capital-light model, with fee-paying equity capital to exceed US$36 million for first project

LIMA, Peru – October 22, 2026 – Logistic Properties of the Americas (NYSE American: LPA) (together with its subsidiaries, "LPA" or the "Company") today announced the launch of Parque Logístico Panamericana Sur ("PPS"), a four-building, Class A logistics development in Lurín, Lima, which will total approximately 1.1 million square feet of gross leasable area, with an expected total investment of approximately US$85 million to be deployed over the next three years.

PPS will be developed with capital raised from Peruvian institutional investors Fondo de Inversión Credicorp Capital de Desarrollo y Rentas Inmobiliarias, an investment fund managed by Credicorp Capital; La Positiva Seguros; and Inversiones Platinum. LPA will oversee PPS’s development, leasing, property management and operations in exchange for customary fees for these activities. In addition, LPA will retain an approximately 11% equity interest in PPS and will consolidate and control the project.

Strategically located at Kilometer 31 of the Panamericana Sur Highway, PPS will offer direct highway access and connectivity to Lima's principal logistics and distribution routes. The park is designed to serve multinational corporations, third-party logistics providers, retailers and e-commerce operators seeking modern logistics space. Earthworks and the construction of access roads are underway, with vertical construction expected to begin in the first quarter of 2027.

PPS is a prime example of LPA's new capital-light model. Following more than US$300 million of completed and announced asset sales during 2026, which included the monetization of stabilized assets in Peru, Colombia and Costa Rica, the project demonstrates LPA's ability to attract local institutional capital to new development opportunities while expanding its recurring fee-generating regional platform. With PPS, the third-party institutional equity capital invested in the first project developed and operated by LPA, and for which LPA will earn fees, will exceed US$36 million.

Esteban Saldarriaga, Chief Executive Officer of LPA, said, “PPS marks our return to reinvesting, now under a capital-light model. Having monetized Parque Logístico Lima Sur (PLS) a few weeks ago, we are building again in a new, highly strategic location in Lurín, this time alongside capital provided by new institutional investors. As previously communicated, this new model is how we plan to invest in select geographies going forward, opening a new avenue of growth and value creation for LPA that we intend to systematically pursue. By partnering with local institutional capital, we can significantly expand our development pipeline and recurring fee income in Peru while concentrating our balance sheet on other high-growth, high-return opportunities in Mexico, a far larger market. Our capital-light model enables us to scale efficiently, offer attractive risk-adjusted returns to domestic capital in each market, expand our regional operating platform, and drive long-term shareholder value.”

The partnership with the three firms combines LPA's vertically integrated development and operating platform with the financial strength and market expertise of these prominent Peruvian financial institutions. Credicorp Capital is one of Peru's leading asset managers; La Positiva Seguros is one of the country's major insurers; and Inversiones Platinum S.A.C., a strategic Peruvian land sourcing firm, contributes additional local market expertise and strategic participation to the venture.

Álvaro Chinchayán, Country Manager for Peru, added, “As the success of the PLS property attests, Lurín is rapidly emerging as one of Peru's most important logistics corridors. Our track record of successfully developing and stabilizing assets there has given us a deep understanding of this market and its target customers, positioning us well to develop PPS to effectively meet growing demand from multinational and regional companies seeking best-in-class logistics infrastructure serving Lima, the country’s biggest city. Our latest development initiative builds on our long-standing presence in Peru and reinforces our commitment to the market and its strong growth.”

PPS bookends the monetization of PLS this year and ensures the continuity of LPA's operations in Peru, which has a dynamic and growing economy. With the completion of PPS, LPA's Peru platform will comprise Parque Logístico Callao, PLS, which it manages and operates on behalf of FIBRA Prime, and a new institutional development pipeline. The combination highlights LPA's evolution from a traditional owner-developer into a capital-light platform that develops, operates, monetizes, and reinvests alongside long-term institutional partners.

About Logistic Properties of Americas

Logistic Properties of the Americas is a leading developer, owner, and manager of institutional-grade industrial and logistics real estate in high-growth and high-barrier-to-entry markets in Latin America. LPA’s customers are multinational and regional e-commerce retailers, third-party logistics operators, business-to-business distributors, and retail distribution companies among others. LPA expects to continue growing through strong client relationships, local market insight, and the acquisition and development of high-quality, strategically located facilities in its target markets. As of June 30, 2026, LPA’s operating and development portfolio comprised 34 logistics facilities in Costa Rica, Colombia, Peru, and Mexico totaling approximately 580,136 square meters (or approximately 6.2 million sq. ft.) of gross leasable area. For more information, visit https://ir.lpamericas.com.

Forward-Looking Statements

This press release contains certain forward-looking information, which may not be included in future public filings or investor guidance. The inclusion of forward-looking information in this press release should not be construed as a commitment by LPA to provide guidance on such information in the future. Certain statements in this press release may be considered forward-looking statements within the meaning of the U.S. federal securities laws. Forward-looking statements include, without limitation, statements about future events or LPA’s future financial or operating performance. These forward-looking statements regarding future events and the future results of LPA are based on current expectations, estimates, forecasts, and projections about the industry in which LPA operates, as well as the beliefs and assumptions of LPA’s management. These forward-looking statements are only predictions and are subject to known and unknown risks, uncertainties, assumptions and other factors beyond LPA’s control that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. They are neither statements of historical fact nor promises or guarantees of future performance. Therefore, LPA’s actual results may differ materially and adversely from those expressed or implied in any forward-looking statements and LPA therefore cautions against relying on any of these forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by LPA and its management, are inherently uncertain and are inherently subject to risks, variability and contingencies, many of which are beyond LPA’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the possibility of any economic slowdown or downturn in real estate asset values or leasing activity or in the geographic markets where LPA operates; (ii) LPA’s ability to manage growth; (iii) LPA’s ability to continue to comply with applicable listing standards of NYSE American; (iv) changes in applicable laws, regulations, political and economic developments; (v) the possibility that LPA may be adversely affected by other economic, business and/or competitive factors; (vi) LPA’s estimates of expenses and profitability; (vii) the outcome of any legal proceedings that may be instituted against LPA and (viii) other risks and uncertainties set forth in the filings by LPA with the U.S. Securities and Exchange Commission. There may be additional risks that LPA does not presently know or that LPA currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Any forward-looking statements made by or on behalf of LPA speak only as of the date they are made. Except as otherwise required by applicable law, LPA disclaims any obligation to publicly update or revise any forward-looking statements to reflect any changes in its expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. Accordingly, you should not place undue reliance on forward-looking statements due to their inherent uncertainty.

Nothing within this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made.

Investor Relations Contacts

Camilo Ulloa
Logistic Properties of the Americas
+506 6293 9083
camilo@lpamericas.com

Barbara Cano / Ivan Peill
InspIR Group
barbara@inspirgroup.com / ivan@inspirgroup.com